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Exhibit 12

IRON MOUNTAIN INCORPORATED
STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
											Three Months Ended March 31, 2009
	2004		2005		2006		2007		2008
Earnings:
Income from Continuing Operations before Provision for Income Taxes	$166,735		$197,018		$224,218		$223,024		$224,867		$58,521
Add: Fixed Charges	240,270		245,431		264,211		308,871		330,088		75,641

	$407,005		$442,449		$488,429		$531,895		$554,955		$134,162

Fixed Charges:
Interest Expense, Net	$185,749		$183,584		$194,958		$228,593		$236,635		$55,521
Interest Portion of Rent Expense	54,521		61,847		69,253		80,278		93,453		20,120

	$240,270		$245,431		$264,211		$308,871		$330,088		$75,641

Ratio of Earnings to Fixed Charges	1.7	x	1.8	x	1.8	x	1.7	x	1.7	x	1.8	x

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  Exhibit 12